Exhibit 99.7

2020 Letter to Shareholders TOGETHER FORWARD

With our transformational journey largely behind us, we have built a diversified business and a solid foundation for growth. As we look ahead to 2021 and beyond, our focus is on the three pillars of our business growth strategy: These pillars reﬂect our vision to become the undisputed industry leader in end-to-end product lifecycle solutions across higher-value EMS markets. Grow Higher Value Markets: Focus where dynamics are favorable Invest in Capabilities: Invest in lifecycle capabilities to support growth Drive Operational Excellence: Leverage process and network improvements

A Message from the Chair* 2020 LETTER TO SHAREHOLDERS 3 Dear Shareholder, 2020 presented great challenges as well as unexpected opportunities. Celestica adapted quickly to the disruptions caused by the COVID-19 pandemic and adjusted course to ensure we continued to perform for our customers and make progress on our strategy throughout this unprecedented year. I believe the combination of Celestica’s diversiﬁed business and resilient and talented team puts the company in a strong position to navigate future challenges and deliver proﬁtable growth. An emphasis on sound Environmental, Social and Governance (ESG) practices, including Diversity and Inclusion, came into focus in 2020 as people and societies around the world demanded change. Celestica has long believed that fostering a company-wide culture of sustainability that is focused on supporting people, the planet and the communities in which we operate is the right thing to do and good for business. Over the past year, Celestica, along with the Board, increased its focus on ESG practices that we believe serve the best interests of Celestica and all its stakeholders. These include an enhanced Diversity and Inclusion policy intended to ensure an environment in which all employees are encouraged and supported as they contribute to the company’s success. The Board has also adopted a Board Diversity policy intended to diversify the Board’s own expertise and experiences. I would like to take this opportunity to recognize our incredible employees for their resilience, hard work and dedication and to extend my sincere thanks to my fellow directors for their ongoing commitment. On behalf of the Board, I would also like to thank you, our shareholders, for your ongoing support. We look forward to our continued growth and to executing our strategy to achieve long-term success. Sincerely, Michael Wilson CHAIR OF THE BOARD

Dear Shareholder, Over the past several years, we have been on a journey of transformation. We have built a resilient, diversiﬁed business with a solid foundation for growth. Our teams excel at what they do and we have completed much of the hard work of realigning our company’s strategy. Our strong performance in 2020 against the backdrop of the COVID-19 global pandemic is a testament to our team’s strategic resolve and our ability to meet our commitments to our customers and shareholders. This year was marked by turbulence and disruption and created obstacles none of us could have anticipated. But it also created new opportunities for Celestica to adapt and meet the expectations of all our stakeholders: employees, customers, communities, and shareholders. I am incredibly proud of how we overcame the challenges of 2020 and emerged a stronger company. Although revenue slightly decreased year-over-year and despite the unprecedented challenges resulting primarily from COVID-19, the company performed well in 2020. Non-IFRS adjusted earnings per share† grew by approximately 80% in 2020 compared to 2019. In addition, we expanded non-IFRS operating margin† by 80 basis points in 2020 compared to the prior year and generated more than $125 million of non-IFRS free cash ﬂow†. At the pandemic’s outset, our global team rapidly mobilized to establish robust measures and protocols to protect the health and safety of our people around the world. At the same time, we worked tirelessly to meet our customer commitments, maintaining a high standard of service despite the challenging environment. More than 90% of participating customers ranked Celestica either #1 or #2 on their 2020 customer scorecards—clear evidence of the success of our efforts. Within our Connectivity and Cloud Solutions (CCS) segment, our Hardware Platform Solutions (HPS) business had a banner year, with impressive revenue growth of 80% in 2020 compared to 2019. This increase in demand was a result of strategic wins over the last few years, combined with our customers expanding and upgrading their data centers to meet the sudden and signiﬁcant surge in cloud and online requirements due to COVID-19. Our HPS business enables us to deliver high-value solutions to our customers while providing further differentiation and diversiﬁcation to our CCS segment. In addition, we have diversiﬁed and balanced the business in this segment through our portfolio-shaping efforts. With that work largely behind us, our focus shifts to accelerating growth over the long term. In our Advanced Technology Solutions (ATS) segment, we quickly ramped operations and designed supply chains to help both new and existing customers increase production of vital medical devices and equipment for use in the diagnosis and treatment of COVID-19 patients. Revenue from our HealthTech business grew 30% compared to 2019. We leveraged our focus on quality and regulatory compliance, underpinned by our ISO 13485 certiﬁed network, to facilitate the production of high-reliability medical devices on a global scale. We also delivered on our commitments to shareholders by strengthening our balance sheet in 2020, and generating strong non-IFRS free cash ﬂow†. FORWARD TOGETHER: 2021 STRATEGY As we enter 2021, we remain focused on executing for our customers and driving consistent, proﬁtable growth for our shareholders. We have a clear vision: to become the undisputed industry leader in end-to-end product lifecycle solutions across higher-value markets. We intend to get there by focusing on the following pillars of our strategy: CELESTICA 4 A Message from the CEO*

1. GROW HIGHER-VALUE MARKETS We are committed to growing in the higher-value markets that we believe align to our capabilities and support our strategy. We are encouraged by the customer wins in our Aerospace & Defense (A&D) business as more than half of 2020’s incremental bookings came from six new customers, 60% of which are focused in the defense market. To support new opportunities in the defense market we have invested in a facility in Maplegrove, Minnesota as part of our Atrenne business. We continue to focus on growing our defense business to counteract depressed volumes in commercial aerospace. In our Capital Equipment business, we believe that we are well positioned to expand our market share. We continue to see increased demand in our base semiconductor Capital Equipment business, as well as new program ramps across a range of adjacent markets. We continue to ramp recent wins in our HealthTech business and expect our strong momentum to continue throughout 2021 as we solidify our reputation in this growing market. We are focusing our Industrial and Energy businesses on high-growth submarkets that align with our expertise in power electronics and communications and controls. 2. INVEST IN LIFECYCLE CAPABILITIES TO SUPPORT GROWTH We plan to continue to invest in evolving our end-to-end lifecycle capabilities with an eye on further optimizing our business mix and supporting our growth objectives. We intend to grow across our ATS segment by helping customers bring products to market and supporting them through the full product lifecycle. Investing in our engineering capabilities is core to our strategy and supports our ATS roadmap for growth. We also plan to drive differentiation through investments to maintain our leadership in HPS. As a result of the investments we have made over the past decade, we now have more than 280 patents safeguarding our hardware designs and more than 500 design engineers across the globe. Since the inception of Joint Design and Manufacturing, which has evolved into our HPS business, we have launched more than 150 programs and shipped more than 2.5 million units to our customers worldwide. With this solid foundation, we are continuing to make strategic investments in this market as we believe HPS will be a driver for growth in the future within our Communications and Enterprise businesses. We will also continue to support traditional EMS customers in high-value areas, including ﬂash storage, the latest in optical technologies, and after-market services that we believe will deliver strategic advantages for our customers. Our combined HPS revenue and ATS segment revenue represented 51% of total revenue in 2020. We expect revenue growth from these markets to continue in the coming years and to represent a larger portion of our total revenues. This is in line with our diversiﬁcation strategy and provides higher value-added solutions to enable our customers’ success. 3. DRIVE OPERATIONAL EXCELLENCE High-quality execution for our customers is the backbone of our success. Our operations team continues to drive excellence throughout our global network, delivering value to our customers and cementing our reputation as a trusted partner. This includes embedding standardization into the fabric of the company and making the drive for continuous improvement our touchstone. I am optimistic about what lies ahead in 2021. We believe that our hard work has positioned us to deliver long-term proﬁtable growth for our shareholders. I want to thank our investors and shareholders for your trust, support, and conﬁdence in Celestica. Above all, I want to thank our employees for their dedication and energy. We are continuing to navigate through a profound crisis by working together to protect one another and deliver for our customers. We are weathering the most difficult business environment in a generation and today we stand ready for the future— forward together. Sincerely, Rob Mionis PRESIDENT AND CHIEF EXECUTIVE OFFICER * This letter contains forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements on page 8. † Adjusted earnings per share, operating margin and free cash ﬂow are each non-International Financial Reporting Standards (non-IFRS ﬁnancial) measures. A description of the deﬁnition, uses and limitations of these non-IFRS ﬁnancial measures, as well as reconciliations of historical adjusted earnings per share, operating margin and free cash ﬂow to the most directly comparable IFRS ﬁnancial measures, can be found in the “Financial Highlights” table. 2020 LETTER TO SHAREHOLDERS 5

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2018*
OPERATIONS			
Revenue	$ 5,748.1	$ 5,888.3	$ 6,633.2
IFRS gross margin %	7.6%	6.5%	6.5%
Non-IFRS adjusted gross margin % (1) (2)	7.8%	6.8%	6.7%
IFRS selling, general and administrative expenses (SG&A) %	4.0%	3.9%	3.3%
Non-IFRS adjusted SG&A % (1) (2)	3.8%	3.5%	3.0%
IFRS earnings before income taxes	$ 90.2	$ 99.8	$ 81.9
IFRS earnings before income taxes (as a % of revenue)	1.6%	1.7%	1.2%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 199.0	$ 158.1	$ 213.9
Non-IFRS operating margin (adjusted EBIAT %) (1) (3)	3.5%	2.7%	3.2%
IFRS effective tax rate %	33%	30%	-21%
Non-IFRS adjusted effective tax rate % (1)	22%	34%	21%
IFRS net earnings	$ 60.6	$ 70.3	$ 98.9
IFRS net earnings per share - diluted	$ 0.47	$ 0.53	$ 0.70
Non-IFRS adjusted net earnings (1) (4) (9)	$ 126.6	$ 71.5	$ 149.8
Non-IFRS adjusted earnings per share - diluted (1) (4) (9)	$ 0.98	$ 0.54	$ 1.07
BALANCE SHEET DATA			
Cash and cash equivalents	$ 463.8	$ 479.5	$ 422.0
Borrowings under credit facility	$ 470.4	$ 592.3	$ 757.3
Total current assets	$ 2,737.2	$ 2,592.0	$ 2,823.5
Total current liabilities	$ 1,578.2	$ 1,481.3	$ 1,620.3
Working capital, net of cash (5)	$ 758.3	$ 749.9	$ 826.2
Non-IFRS free cash flow (1) (6)	$ 126.0	$ 301.2	$ (85.5)
Equity	$ 1,409.0	$ 1,356.2	$ 1,332.3
KEY RATIOS			
Non-IFRS days in accounts receivable (1) (7)	68	66	61
Non-IFRS inventory turns (1) (7)	5x	5x	6x
Non-IFRS cash cycle days (1) (7)	66	65	54
IFRS return on invested capital (ROIC) (1) (8)	5.6%	5.8%	5.8%
Non-IFRS adjusted ROIC (1) (8)	12.4%	9.2%	15.1%
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic (in millions)	129.1	131.0	139.4
Diluted (in millions)	129.1	131.8	140.6
Total shares outstanding at December 31 (in millions)	129.1	128.8	136.3
NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION (1)(3)			
IFRS net earnings	$ 60.6	$ 70.3	$ 98.9
Add(Deduct): income tax expense (recovery)	29.6	29.5	(17.0)
Add: Finance Costs	37.7	49.5	24.4
Add: employee stock-based compensation expense	25.8	34.1	33.4
Add: amortization of intangible assets (excluding computer software)	21.8	24.6	11.6
Add(Deduct): Other Charges (Recoveries)	23.5	(49.9)	61.0
Add: acquisition inventory fair value adjustment	-	-	1.6
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 199.0	$ 158.1	$ 213.9

6 CELESTICA

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2018*
NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1) (4)			
IFRS net earnings	**$ 60.6**	$ 70.3	$ 98.9
Add: employee stock-based compensation expense	**25.8**	34.1	33.4
Add: amortization of intangible assets (excluding computer software)	**21.8**	24.6	11.6
Add(Deduct): Other Charges (Recoveries)	**23.5**	(49.9)	61.0
Add: acquisition inventory fair value adjustment	**-**	-	1.6
Tax adjustment (9)	**(5.1)**	(7.6)	(56.7)
Non-IFRS adjusted net earnings (1) (4)	**$ 126.6**	$ 71.5	$ 149.8
IFRS ROIC% AND NON-IFRS ADJUSTED ROIC% CALCULATION (1) (8)			
Average net invested capital	**$ 1,600.1**	$ 1,719.7	$ 1,413.6
IFRS earnings before income taxes	**$ 90.2**	$ 99.8	$ 81.9
IFRS ROIC% (8)	**5.6%**	5.8%	5.8%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$ 199.0**	$ 158.1	$ 213.9
Non-IFRS adjusted ROIC% (1) (8)	**12.4%**	9.2%	15.1%
NON-IFRS FREE CASH FLOW CALCULATION (1) (6)			
IFRS cash provided by operations	**$ 239.6**	$ 345.0	$ 33.1
Deduct (Add): purchase of property, plant and equipment, net of sales proceeds	**(51.0)**	36.0	(78.5)
Deduct: lease payments	**(33.7)**	(38.2)	(17.0)
Deduct: Finance Costs paid (excluding debt issuance costs and waiver fees paid)	**(28.9)**	(41.6)	(23.1)
Non-IFRS free cash flow (1) (6)	**$ 126.0**	$ 301.2	$ (85.5)

* This "Financial Highlights" table includes financial measures prepared in accordance with International Financial Reporting Standards (IFRS), as well as non-IFRS financial measures. Effective January 1, 2019, we adopted IFRS 16, Leases. No restatement of prior period comparative information was required in connection therewith. However, we modified our calculation of certain non-IFRS financial measures during 2019 as a result of the adoption of IFRS 16, and have restated 2018 comparatives to reflect the current presentation (see notes 3, 6, 7 and 8 below).

1. Management uses non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of our business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS financial measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing operations, and is useful for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operations. Note also that days in accounts receivable (A/R), inventory turns, and cash cycle days are not measures defined under IFRS. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the exclusions used to determine such measures are nonetheless recognized under IFRS and have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company's performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

2. Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation (SBC) expense (quantified for 2018 - 2020 in the calculation of non-IFRS operating earnings in the table above), and a $1.6 million acquisition inventory fair value adjustment in 2018 (FVA), from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee SBC expense (quantified as described above) from IFRS SG&A.

3. Non-IFRS operating earnings (adjusted EBIAT) is defined as earnings before income taxes, Finance Costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (Recoveries) (defined below), and the 2018 FVA. Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. A reconciliation of non-IFRS operating earnings to IFRS net earnings is provided in the table above. Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and customers' supplier financing programs, and commencing in 2019, interest expense on our lease obligations under IFRS 16, net of interest income earned. Other Charges (Recoveries) consist of: restructuring charges (recoveries); Transition Costs (Recoveries) (defined below); net impairment charges; acquisition-related consulting, transaction and integration costs, and in 2019, charges related to the subsequent re-measurement of indemnification assets; legal settlements (recoveries); credit facility-related charges (consisting of the accelerated amortization of unamortized deferred financing costs in 2018 and $2.0 million in waiver fees incurred in 2019); and losses incurred on specified benefit plans in 2019. Transition Costs consist of direct relocation and duplicate costs recorded in connection with the sale of our Toronto real property and related relocations in 2018 and 2019, as well as internal relocation costs with respect to the transfer of manufacturing lines from closed sites in 2019 and 2020. Transition Recoveries consist of the $102 million gain on sale of our Toronto real property in 2019. Quantification of the components of Other Charges (Recoveries) for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2020 (with respect to 2020 and 2019) and 2019 (with respect to 2018), at www.sec.gov.

4. Non-IFRS adjusted net earnings is defined as net earnings before employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (Recoveries), the 2018 FVA, and adjustments for taxes (see note 9 below). A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is provided in the table above. Quantification of the components of Other Charges (Recoveries) for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2020 (with respect to 2020 and 2019) and 2019 (with respect to 2018), at www.sec.gov.

5. Working capital, net of cash, is calculated as A/R and inventory less accounts payable, including accrued and other current liabilities and current portion of provisions.

6. Non-IFRS free cash flow (FCF) is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property in 2019), lease payments (including under IFRS 16), and Finance Costs paid (excluding debt issuance costs and waiver fees paid). We modified our non-IFRS FCF calculation in 2019 to exclude debt issuance costs and waiver fees paid, as neither is considered part of our core operating expenses. Applicable 2018 comparatives have been restated to conform to the current presentation. In addition, we modified our non-IFRS FCF calculation in 2019 to subtract lease payments under IFRS 16, as such payments were previously (but are no longer) reported in cash provided by (used in) operations, to preserve comparability with prior calculations. Note that non-IFRS FCF does not represent residual cash flow available to Celestica for discretionary expenditures. A reconciliation of non-IFRS FCF to IFRS cash provided by operations is provided in the table above.

7. Days in A/R is defined as average A/R divided by average daily revenue. Inventory turns are calculated by dividing 365 by the number of days in inventory (which is determined by dividing average inventory by average cost of sales for the year). Cash cycle days is calculated as the sum of days in A/R and days in inventory minus the days in accounts payable (average accounts payable divided by average cost of sales for the year) and days in cash deposits. As a result of their recent increased use, commencing in 2019, we deduct days in cash deposits in our calculation of cash cycle days. 2018 comparatives have been restated to conform to the current presentation. These measures are not defined under IFRS.

8. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital (NIC). NIC is defined as total assets less: cash, right-of-use (ROU) assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average NIC for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by average NIC, however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS. In connection with the adoption of IFRS 16 in 2019, we recognize ROU assets and related lease obligations on the applicable lease commencement dates. However, since IFRS 16 did not require the restatement of prior period financial statements, we have not restated prior period calculations of non-IFRS adjusted ROIC to include ROU assets. To preserve comparability with prior calculations, commencing in 2019, we exclude the impact of our ROU assets from the calculation of NIC. A calculation of IFRS ROIC% and non-IFRS ROIC% is provided in the table above. A calculation of NIC for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2020 (with respect to 2020 and 2019) and 2019 (with respect to 2018), at www.sec.gov.

9. The adjustment for taxes, as applicable, represents the tax effects of the non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructuring sites). Quantification of the tax adjustments and non-core tax impacts for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2020 (with respect to 2020 and 2019) and 2019 (with respect to 2018), at www.sec.gov.

2020 LETTER TO SHAREHOLDERS 7

celestica.com FSC LOGO TO BE PLACED BY PRINTER Cautionary Note Regarding Forward-Looking Statements: The 2020 Letter to Shareholders contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward- looking information within the meaning of Canadian securities laws, including with respect to: our priorities, intended areas of focus, targets, objectives and goals (including information in the Message from the CEO under the caption “Forward Together: 2021 Strategy” and sub-captions thereunder); trends in the electronics manufacturing services (EMS) industry and our segments; and our strategies, growth and diversification plans. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the scope, duration and impact of the COVID-19 pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns; customer and segment concentration; challenges of replacing revenue from completed, lost or non- renewed programs or customer disengagements; our customers’ ability to compete and succeed using our products and services; the cyclical and  volatile nature of our Capital Equipment business, particularly our semiconductor and display businesses; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; delays in the delivery and availability of components, services and materials; managing changes in customer demand; the inability to maintain adequate utilization of our workforce; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and “operate-in-place” arrangements; negative impacts on our business resulting from outstanding third-party indebtedness; rapidly evolving and changing technologies, and changes in our customers’ business or outsourcing strategies; our ability to achieve the goals of our environmental, social and governance (ESG) initiatives, including with respect to climate change; compliance with customer-driven policies and standards, and third party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits from actions associated with our Connectivity & Cloud Solutions segment portfolio review (CCS Review), including our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement); the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: Britain’s departure from the European Union (Brexit), policies or legislation instituted or proposed by the former or new administration in the United States, uncertainty surrounding the impact of the new administration in the United States, the potential impact of significant tariffs on items imported into the United States and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness, including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; a failure to qualify for and/or collect anticipated government subsidies, grants and credits related to COVID-19 (COVID Subsidies); compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our IT systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; volatility in the commercial aerospace industry; interest rate fluctuations and changes to LIBOR; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; and negative publicity. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@celestica.com. Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for specified COVID Subsidies; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding subordinate voting shares under our current normal course issuer bid (NCIB), and compliance with applicable laws and regulations pertaining to NCIBs; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. From hand-sewing masks and making thousands of face shields, to donating laptops to those in need, our employees raised up our communities to support those most impacted by the COVID-19 pandemic. Committed to our Communities